Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White
tel 415.983.7480
blair.white@pillsburylaw.com

December 23, 2014

Re:	Performant Financial Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Quarter Ended September 30, 2014
Filed November 10, 2014
File No. 001-35628
Ladies and Gentlemen:
On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), set forth below are responses to comments set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated December 18, 2014.
Form 10-K for the Year Ended December 31, 2013
Revenue Recognition, page 32

1.
You disclose that your estimated liability for appeals is based on historical data related to the likelihood of successful appeals and represents your best estimate of the probable amount of previously collected commissions that will be returned to CMS. Commencing with 2012, when you experienced a higher incidence of overturned audits and successful appeals by providers, a known trend which was sustained through 2014, please tell us the following:

•
Why you did not recognize an estimated liability for appeals at the time the related commissions revenues were recognized. In this regard, we note a timing difference between the time that you initially recognized revenue (i.e, “when the healthcare provider has paid CMS for a given claim or incurs an offset against future Medicare claims”) and when you subsequently accrued the estimated liability for appeals as an offset to such revenue (i.e., when you received the commissions).

•	Why it was appropriate to recognize revenue when it was not yet possible to provide an estimated liability for appeals at the time the related commissions revenues were recognized.

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December 23, 2014

Response: The Company recognizes an estimated liability for appeals at the same time the related commission revenues are recognized. There is no timing difference between the point of revenue recognition and the corresponding accrual for appeals. At the time the estimated liability for appeals is accrued, the offsetting credit is reflected in the estimated allowance for appeals contra accounts receivable caption. Once the receivable is collected, the credit is reclassified to the estimated liability for appeals.
The amounts accrued in a given reporting period are principally a function of the amount of commissions revenue recognized during that period, in combination with the Company’s current estimate of overall appeal outcomes based on the ongoing review of the appeals process and overall appeals success rate. The model the Company uses for estimating the financial impact for successful appeals is based on historical analysis of commissions received and the percentage of such commissions that ultimately have been subject to successful appeal based on the Company’s experience to date. To the extent that there have been changes in the Company’s estimate of appeal outcomes, the updated expectation has been applied both to new accruals for current period commissions, and to the estimated population of outstanding undecided appeals related to commissions revenue recognized in prior periods.
In view of the Staff’s comment, the Company proposes to make two changes to its future filings. First, the Company will clarify the following statement on page 32 of its Form 10-K for the year ended December 31, 2013: “We increased our estimated liability for appeals in 2013 due to recent trends in our historical data related to the likelihood of successful appeals.” The intent of this sentence was to explain the increase from 14% to 16.1% in the liability for appeals accrual compared to gross CMS revenues for the years ended December 31, 2012 and 2013, respectively. The Company did not intend to suggest that a change in the estimated liability related to prior periods was mainly responsible for the increase in the level of charges for the year ended December 31, 2013. In fact, of the $12.8 million accrued for the estimated liability for appeals in 2013, approximately $11.6 million was related to 2013 revenues and $1.2 million was attributable to changes in estimates with respect to prior period revenues.
Second, in future filings the Company will revise the three sentences describing revenue recognition under the RAC contract in Footnote 1, “(l) Revenues, Accounts Receivable, and Estimated Liability for Appeals,” as follows:
“Under the Company’s RAC contract with CMS, the Company recognizes revenues when the healthcare provider has paid CMS for a given claim or has agreed to an offset against other claims by the provider. Providers have the right to appeal a claim

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December 23, 2014

and may pursue additional appeals if the initial appeal is found in favor of CMS. The Company accrues an estimated liability for appeals at the time revenue is recognized based on the Company’s estimate of the amount of revenue probable of being refunded to CMS following successful appeal. In addition, if the Company’s estimate of the liability for appeals with respect to revenues recognized during a prior period changes, the Company increases or decreases current period accruals based on such change in estimated liability.”
With regard to the Staff’s question regarding the appropriateness of the Company’s revenue recognition, the Company believes that the commissions it earns under the CMS contract are properly deemed “fixed or determinable” due to the fact that revenues are not recognized until the relevant healthcare provider has paid CMS for a given claim or has agreed to the offset, and that the Company’s revenues under the CMS contract are comprised of fees paid on a large volume of relatively small value claims that are relatively homogenous. The Company’s reserves for both credits against accounts receivable and for appeals for commissions received are based on over 4 years of experience with appeals of claims under the CMS contract, the administration of audit procedures with respect to numerous types of claims reviewed, and experience with and analysis of the financial impact of the types of appeals that are likely to be initiated and ultimately successful based on the Company’s actual experience.
Item 9A. Controls and Procedures, page 42

2.
Please tell us how you considered the increased incidence of overturned audits during the last two years (and continuing into 2014) in your assessment of internal controls over financial reporting, particularly the revenue recognition process.

Response: The Company does not believe that an increasing appeals rate or increased overturned audits reflects negatively on the effectiveness of its internal controls. The Company believes that the outcomes at each level of appeal follow reasonably predictable patterns. For example, appeals being heard at level-1 have nearly always been decided in the Company’s favor, which the Company believes reflect the integrity of the Company’s claims identification processes and procedures. Similarly, level-2 appeal decisions have followed a reasonably consistent pattern, and while there have been upward and downward changes between years, the win-loss ratios for the level-2 appeals have moved within a fairly narrow range. Level-3 cases are heard by administrative law judges, and in the Company’s experience, ALJs exercise greater discretion and there is less predictability in the decisions of ALJs, as compared to appeals at levels 1 and 2. Level-3 decisions are the least favorable to the Company, although the win-loss ratio over time has become more favorable as the ALJs become

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December 23, 2014

more familiar with the appeal issues as a group. The Company analyzes win-loss ratios at all levels, and evaluates changes in the likelihood that appeals will move to the next level if a provider loses at a given level. The model incorporating these inputs has been refined over several years, but it is consistent in design. Changes in inputs corresponding to changes in the environment drive the revised estimates of provider-favor appeals. The single biggest cause for revisions to the Company’s estimate for appeals has been the increase in the number of appeals being pursued to level-3. As the Company has observed evidence of increasing numbers of appeals moving to level-3, the Company has made adjustment not only to accruals for current revenue, but also made adjustment to current period accruals to address the updated estimate related to revenues recognized in previous periods. The Company views these revisions as evidence of an effective method of estimation because environmental changes are tracked closely and incorporated into the Company’s best estimate of provider-favor appeals. Despite the uncertainties associated with multiple-levels of appeal, the Company submits that the Company’s internal controls over revenue recognition under its RAC contract are effective, as evidenced by the consistency in the percentage of the estimated appeal liability as a percentage of gross CMS revenues over recent years, which were 14% for the year ended December 31, 2012, 16% for the year ended December 31, 2013 and 17 % for the nine months ended September 30, 2014.
Report of Independent Registered Public Accounting Firm, page F-2

3.	Please ask your auditor to revise its report to further state that it has audited the financial statement schedules reported in Schedule II. Amend your filing to include the revised audit report.
Response: The Company has discussed this comment with its auditors, KPMG LLP, and they have confirmed that financial statement Schedule II was audited by them. KPMG has committed to the Company that it will revise its Report of Independent Registered Public Accounting Firm in future filings to reference Schedule II.
Form 10-Q for the Quarter Ended September 30, 2014
Healthcare, page 13.

4.
We note your response to comment 2. In order that we may better understand your response, please provide us a schedule of the balances for the estimated liability for appeals and the gross amount of the amount payable to client per Note 1 (c) on page 6, rolled forward from December 31, 2013 to September 30, 2014. Please expand your disclosure to inform your investors as to why

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December 23, 2014

you increased your estimated liability for appeals of your prior period audits during each of the last three years (i.e., estimates for commissions you received which are subject to appeal and are probable of being returned to providers). In this regard, we note that amounts charged against prior period revenues were $8.6 million and $12.8 million during 2012 and 2013, respectively (inclusive of nominal amounts related to allowance for uncollected receivables), with additional provisions continuing into 2014. Please provide more information with respect to the circumstances underlying the overturned audits, the years to which the overturned audits relate, the commonality and nature of the preponderant disallowances, and additionally whether the overturned audits were for work performed by you or your subcontractors.
Response: The following tables show the balances for the estimated liability for appeals and the gross amount of the amount payable to client rolled forward from December 31, 2013 to September 30, 2014:

Estimated allowance and liability for appeals - RAC Contract (in thousands):

	Balance at beginning of period*	Additions charged against revenues	Appeals found in favor of provider	Balance at end of period

Nine months ended 9/30/14	$16,443	$5,885	$(5,113)	$17,215

*Balance at beginning of period includes $1,160 related to the estimated allowance for appeals that apply to uncollected accounts receivable

Net payable to client (in thousands):

	Balance at beginning of period	Additions from appeals found in favor of provider	Refunds from client*	Balance at end of period

Nine months ended 9/30/14	$5,870	$5,113	$3,004	$13,987

*In September, 2014, a client refunded to the Company an approximate $3 million payment that the Company made in 2013 based on successful appeals decided in favor of the provider. The client’s refunding of the payment was based on the client’s determination that there was a lack of data supporting the underlying claims. The Company made a determination that the client’s refund is temporary and will be reversed again when the missing claims data is provided, so upon receipt of the refund payment, the Company increased the net payable to client to reflect the amount it believes will be paid by the Company when the missing data is resolved.

Accruals for the estimated liability for appeals were $1.7 million for the year ended December 31, 2011, compared to $0.1 million for the year ended December 31, 2010,

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December 23, 2014

an increase of $1.6 million. The increase in accrual was due to the corresponding increase in 2011 revenues.
Accruals for the estimated liability for appeals were $8.6 million for the year ended December 31, 2012, compared to $1.7 million for the year ended December 31, 2011, an increase of $6.8 million. Approximately $6.8 million of the 2012 accrual was related to 2012 commission revenues, with the remaining approximately $1.8 million related to the Company’s revised estimate of appeals outcomes for undecided claims from 2011. The main factor behind the increase in the Company’s estimate of overall appeal outcomes was the change in provider behavior during 2012 observed at the third level of appeal, with evidence that larger numbers of providers were electing to continue their appeals to level-3 after having lost at levels 1 and 2.
Accruals for the estimated liability for appeals were $12.8 million for the year ended December 31, 2013, compared to $8.6 million for the year ended December 31, 2012, an increase of $4.2 million. Approximately $11.6 million of the 2013 accrual was related to 2013 commission revenues, with the remaining approximately $1.2 million related to the Company’s revised estimate of appeals outcomes for undecided claims from previous years. The primary reason for the increase in the Company’s estimate of overall provider-favor appeal outcomes was again a change in provider behavior observed during 2013 at the third level of appeal, with evidence that providers were electing to pursue more appeals to level-3 after having lost at levels 1 and 2.
Following is a summary of the amount of commissions relating to provider-favorable appeals by year, and the year in which the related commission was recognized (dollars, in thousands):

	Commission year
Overturn year	2010	2011	2012	2013	2014	Total
2012	$40	$2,467	$1,439	$—	$—	$3,946
2013	5	468	1,165	287	—	1,925
Through 9/30/2014		57	1,022	2,707	1,327	5,113
Total	$45	$2,992	$3,626	$2,994	$1,327	$10,984
Claims in the process of being appealed follow a reasonably predictable timeline through level-1 and level-2, with appeals being decided at level-1 roughly 90 days after commission revenue is taken, and level-2 appeals being decided approximately 180 days after revenue recognition. Level-3 claims are adjudicated at the administrative law judge, or ALJ level, and there is currently a roughly 2-year backlog of claims to be decided at that level. Providers have increasingly pursued appeals to level-3, ostensibly because ALJs as a group are more likely to exercise

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December 23, 2014

discretion. While providers still lose the majority of appeals heard at level-3, experience has shown that their chances of having an appeal overturned are significantly better at level-3 than at the lower levels. Not all claims are appealed to level-3, but higher value, medical necessity audits have been the most likely to be pursued to the ALJ level. The backlog of claims at level-3 is one of the primary reasons why the estimated liability for appeals balance sheet account has grown. For example, the balance of the estimated liability for appeals grew by $10.9 million, from a balance of $4.4 million at December 31, 2012, to $15.3 million at December 31, 2013, as appeals associated with revenue years spanning 2012-2013 awaited adjudication. The Company employs subcontractors to assist with audits of claims. While the Company has not conducted a thorough analysis, it is the Company’s belief that the percentage of overturned audits relating to claims audited by subcontractors is roughly in line with the percentage of the Company’s total audit services provided by subcontractors, taking into account the different types of claims that are audited by each of the Company’s subcontractors. To the extent that the Company is obliged to refund commissions to CMS for provider-favor appeals, the fee the Company paid the subcontractor is contractually refundable to the Company. When the Company accrues the liability for estimated appeals, the Company also accrues a receivable from the subcontractor to the extent the Company expects the overturned appeal to be related to a subcontractor’s audit. In future filings, the Company proposes to revise the disclosure under “Critical Accounting Policies – Revenue Recognition” along the following lines (below is a revised version of disclosure from the Company’s Form 10-K for the Year Ended December 31, 2013):
“The majority of our contracts are contingency fee based. We recognize revenues on these contingency fee based contracts when third-party payors remit payments to our clients or remit payments to us on behalf of our clients, and, consequently, the contingency is deemed to have been satisfied. Under our RAC contract with CMS, we recognize revenues when the healthcare provider has paid CMS for a given claim or incurs an offset against future Medicare claims. Providers have the right to appeal a claim and may pursue additional appeals if the initial appeal is found in favor of CMS. We accrue an estimated liability for appeals based on the amount of revenue recognized which the company estimates is probable of being refunded to CMS following successful appeal. We also accrue in the current period for any changes to our estimated liability related to revenues from prior periods. This estimated liability for appeals is an offset to revenues on our income statement. Our estimates are based on our historical experience with appeals activity under our CMS contract since January 2010. During the year ended December 31, 2013, we reserved an amount equal to 16.1% of gross revenues from our CMS contract. Resolution of appeals can take a very long time to resolve and there is a significant backlog in the system for resolving appeals. As a result, claims that are appealed generally are not resolved in the same fiscal year as the related revenue is recognized by us. The $15.3 million

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December 23, 2014

balance as of December 31, 2013, represents our best estimate of the probable amount of losses related to appeals of claims for which commissions were previously collected. We estimate that it is reasonably possible that we could be required to pay up to an additional approximately $4.5 million as a result of potentially successful appeals. To the extent that required payments by us related to successful appeals exceed the amount accrued, revenues in the applicable period would be reduced by the amount of the excess. We similarly accrue an allowance against accounts receivable related to commissions yet to be collected, which was $1.2 million as of December 31, 2013, based on the same estimates used to establish the estimated liability for appeals of commissions received. If we are unable to correctly estimate the liabilities and allowance against accounts receivable, our revenues in future periods could be adversely effected.”

5.
We note your response to comment 3. Please tell us the nature and extent of the subject subcontractor’s interaction with CMS with respect to the audit and recovery services they perform for you. If such subcontractor has interaction with CMS, provide us your analysis of the other indicators of gross and net revenue reporting in ASC 605-45 to support your conclusion that you are the principal in the arrangement. Refer to Example 8 of ASC 605-45-55.

Response: The subject subcontractor does not have any direct contact with CMS with respect to the audit and recovery services they perform on behalf of the Company. In addition, the subject subcontractor is not a party to the contract with CMS. Therefore, the Company is the principal contractor under the CMS contract in accordance ASC 605-45, with all revenue earned thereunder subject to gross reporting.
Results of Operations
Three Months Ended September 30, 2014…, page 18
Nine Months Ended September 30, 2014 …page 20

6.
We note your disclosure that the decrease in healthcare revenues “was due primarily to reduced audit activity in the 2014 period as the result of the wind-down of … CMS RAC contract, resulting in substantially reduced levels of permitted healthcare audit and recovery activities.” Please expand your disclosure to state to what extent your current revenues were negatively impacted by increased estimates on your liability for appeals that related to prior period revenues.

Response: Accruals for the estimated liability for appeals were $5.9 million for the nine months ended September 30, 2014. Of this amount, $4.8 million was related to

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December 23, 2014

2014 commission revenues, and $1.1 million was related to previous year revenues. Of the $1.1 million related to previous year revenues, approximately $0.6 million related to the 2012 revenue year, reflecting a change in the Company’s estimate of level-3 appeals awaiting adjudication, and approximately $0.5 million related to level-2 provider-favor appeals related to commission revenue from the 2013 revenue year. The level-2 appeals were decided in 2014, and reflected a somewhat higher level of provider-favor appeal decisions than previously experienced. In future filings, where the amount is significant, the Company will indicate the extent to which its current period revenues were affected by increased estimates of appeals liability related to prior period revenues.
* * *
Questions or comments concerning any matter with respect to the response set forth above may be directed to the undersigned at (415) 983-7480 or via email to blair.white@pillsburylaw.com.
Very truly yours,

/s/ Blair W. White

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